Exhibit 10.54

October 21, 2009

Mr. Paul Maier

PO Box 5000 PMB 449

Rancho Santa Fe, California 92067

Dear Paul:

Sequenom, Inc. is pleased to confirm its offer to employ you as interim Chief Financial Officer reporting to Harry Hixson, Chairman and CEO. Your start date as an employee will be November 10, 2009. You will begin work as a consultant October 20. We anticipate this assignment to last approximately one year. Your base compensation for this position and as a consultant will be at the rate of $26,250 per month (which annualizes to $315,000).

You will be eligible for participation in the Sequenom, Inc. 2010 Executive Bonus Plan. The target bonus opportunity is up to 30% of your actual base pay from your date of hire until the assignment is ended or through 2010 if you are still employed. The opportunity is based upon the Company’s and your achievement of significant, measurable goals for 2010. Goals and compensation are subject to approval by the Compensation Committee of the Board of Directors. The Plan is operated at the sole discretion of the Company and is subject to review, modification, or revocation at any time.

The Compensation Committee of the Board of Directors has approved that you be granted 25,000 restricted stock units on the date you commence consulting with Sequenom. Vesting shall occur at the rate of 25% per three months with full vesting in twelve months.

You will also be eligible to participate in Sequenom’s Nonqualified Deferred Compensation Plan. A copy of the Plan is attached.

As a regular, full-time employee you are eligible to participate in the employee benefit plans, which Sequenom, Inc. offers to its employees. Descriptions of the benefits plans currently being offered will be made available to you. These plans may, from time to time, be amended or terminated with or without prior notice. This includes directors’ and officers’ insurance paid for by the Company.

Enclosed for your review and signature is a “Proprietary Information and Inventions Agreement”. In making this offer, Sequenom understands that you are not under any obligation to any former employer or person, firm, or corporation, which would prevent, limit or impair in any way the performance by you of your duties as an employee of Sequenom, Inc.

Sequenom and you anticipate this interim CFO assignment to last approximately one year. Sequenom will provide written notice of the end of the assignment no less than 90 days prior to the anticipated end date. If Sequenom wishes to end your agreement before one year and without a notice period, you will be eligible for up to 90 days pay, the amount equal to the time for which you have not received notice. If you engage in gross negligence or misconduct you will be terminated immediately without any further compensation. Likewise, you are required to give no less than 90 days notice of your intention to leave this assignment unless the Company has not remained current it its obligations or engages in or asks you to engage in or ignore conduct in conflict with the Company’s Code of Ethics and Conduct or in violation of the law or public policy. This agreement will terminate immediately upon your death or disability. For purposes of this offer, disability will be as defined by the CEO or the Company’s Board of Directors acting in good faith.

This offer is contingent upon successful completion of references checks and a background investigation, which may include civil and criminal court records, education, credentials, identity, social security number, previous employment and driving records.

Please indicate your acceptance of this offer by signing and dating this letter and returning it to me.

Sincerely,

/s/ Alisa Judge
Alisa Judge
Vice President, Human Resources

Agreed:	/s/ Paul Maier	Date: 10/21/09
Paul Maier